Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Filing Person: Corporate Property Associates 17 – Global Incorporated Subject Company: Corporate Property Associates 17 – Global Incorporated Commission File Number: 000-52891 Important Information for CPA®:17 – Global Stockholders Your Board of Directors requests your approval of proposals to merge CPA®:17 – Global and W. P. Carey Inc. and amend CPA®:17 – Global’s Charter Please vote by October 28, 2018 A copy of the Joint Proxy Statement/Prospectus relating to the transactions described herein accompanies this brochure and is also available for free at www.sec.gov and www.cpa17global.com. You are urged to read the Joint Proxy Statement/Prospectus and the documents incorporated by reference in it because they contain important information.

Dear Fellow CPA®:17 – Global Stockholder,

The Boards of Directors of Corporate Property Associates 17 – Global Inc. ("CPA®:17 – Global") and W. P. Carey Inc. have approved a proposal to combine the two companies in a merger. We believe this transaction will be beneficial to you as a CPA®:17 – Global stockholder by providing you with liquid shares of W. P. Carey (NYSE: WPC), a leading publicly traded net lease real estate investment trust ("REIT") that is positioned for continued stable dividends and growth.

We are proposing to combine CPA®:17 – Global and W. P. Carey because we believe that the the merger will offer:

- Liquidity for CPA®:17 – Global stockholders
- The opportunity for CPA®:17 – Global stockholders to continue their investment in a similar company, on a tax-deferred basis, receiving income in the form of quarterly dividends and participating in the potential upside of a publicly traded REIT
- A high-quality portfolio of premium net lease assets diversified across industries, geographies and property types with limited integration risk
- Significant scale, with a pro forma enterprise value of $16.7 billion
- A combined company poised for growth with the potential to drive shareholder value by enhancing revenue, credit profile and portfolio composition

As a CPA®:17 – Global stockholder, you will receive 0.160 shares of W. P. Carey common stock for each share of CPA®:17 – Global stock owned. Based on the range of W. P. Carey's stock closing prices during the period from June 15, 2018 (the last trading day prior to the announcement of the merger) through August 22, 2018, this implies a per share merger consideration value ranging from a low of $10.34 to a high of $10.87. This represents a premium of 3% to 8%, respectively, to CPA®:17 – Global's estimated net asset value ("NAV") per share of $10.04 as of December 31, 2017. Because the exchange is based on a fixed ratio, the ultimate consideration received by CPA®:17 – Global investors may be higher or lower as W. P. Carey's stock price changes.

As a result of the merger, CPA®:17 – Global investors will hold shares of W. P. Carey, CPA®:17 – Global's advisor since inception. Founded 45 years ago, W. P. Carey has been publicly traded since 1998 and a REIT since 2012, providing attractive returns to its investors for more than four decades and increasing its dividend every year since going public twenty years ago.

W. P. Carey ranks among the largest and foremost net lease REITs. Following the merger, W. P. Carey will have a pro forma total enterprise value of approximately $17 billion and a diversified portfolio of more than 131 million square feet of income-generating corporate real estate leased to 302 tenant companies. The combined company is expected to have even greater financial strength and flexibility given its larger balance sheet and diversified portfolio.

W. P. Carey Has Provided Liquidity to Prior CPA® Programs and Created Long-term Shareholder Value



Total Return
130%
110%
90%
70%
50%
30%
10%
-10%
Feb '12
Feb '13
Feb '14
Feb '15
Feb '16
Feb '17
Feb '18
July 2013
$3.8B[1] merger with CPA®:16 announced
Feb 2012
$3.2B[1] merger with CPA®:15 announced
Oct 2012
CPA®:15 merger completed
Commenced trading on NYSE as a REIT
Jan 2014
Received investment grade ratings of BBB/Baa2 with stable outlook from S&P and Moody's
CPA®:16 merger completed
March 2014
$500MM inaugural senior unsecured notes offering
Sept 2014
$294MM inaugural follow-on equity offering
June 2017
Announced strategy to exit retail fundraising business and focus exclusively on net lease investing on balance sheet
W. P. Carey +112%
Net Lease Peers[2] +81%
MSCI US REIT Index +78%
W. P. Carey
Net Lease Peers[2]
MSCI US REIT Index

Source: SNL; Market data as of 8/22/18.
1 Represents transaction value at completion of merger.
2 Net Lease Peers weighted by equity market capitalization. Includes LXP, STAG, SIR, GNL, NNN, O, SRC, STOR and VER.

2 www.cpa17global.com

Transaction Details for each share of CPA®:17 – Global owned based on a fixed exchange ratio merger consideration ranges from a low of $10.34 to a high of $10.87, representing a premium of 3% to approvals and other customary closing conditions4 3 Excludes the ~4% of CPA®:17 – Global shares owned by W. P. Carey. 4 There can be no assurance the merger will close at this time, if at all. The merger of CPA®:17 – Global and W. P. Carey, as well as certain related transactions, are subject to various closing conditions, including stockholder approvals, and cannot be assured. The merger is also conditioned on approval by the CPA®:17 – Global stockholders of an amendment to CPA®:17 – Global’s Charter that will exclude the merger from certain requirements relating to roll-up transactions (the “Charter Amendment”). The Charter Amendment will be submitted for stockholder approval at the special meeting of stockholders to approve the merger. We have attempted to provide you with important information regarding the proposed merger and the Charter Amendment in this brochure and anticipate some of the questions you may have. We encourage you to read the entire brochure as well as the accompanying Joint Proxy Statement/Prospectus. Your vote is very important regardless of the number of shares owned. Please vote FOR the approval of the merger and the Charter Amendment by phone at 1-800-690-6903, on the internet at www.proxyvote.com, or return your proxy card by mail today. If you do not vote, the effect will be the same as voting against the merger. If you have any additional questions regarding the proposed merger or the Charter Amendment, or if you need assistance with voting, please feel free to contact Broadridge Investor Communications Solutions, Inc., which has been retained to answer any questions you may have. You can reach them at 1-877-777-4270. We have been committed to serving the interests of our investors over the years and believe this transaction will provide you with liquidity by delivering shares in a publicly traded company that benefits from a similar long-term, income-oriented investment strategy with a history of consistent dividend growth. With best regards, Jason E. Fox Chief Executive Officer 3 Exchange Ratio CPA®:17 – Global stockholders will receive 0.160 shares of W. P. Carey common stock (NYSE: WPC) Transaction Consideration Based on the range of W. P. Carey’s closing stock prices during the period from June 15, 2018 (the last trading day prior to the announcement of the merger) through August 22, 2018, the implied per share 8%, respectively, to CPA®:17 – Global’s estimated NAV of $10.04 per share as of December 31, 2017 Tax Consequences The merger is intended to be tax-deferred to CPA®:17 – Global stockholders Lock-up on Shares Issued None Pro Forma Ownership CPA®:17 – Global stockholders will own approximately 33% of the combined company3 W. P. Carey Management and Board No changes will be made to W. P. Carey’s management team or Board of Directors Dividend Expected Close The dividend that CPA®:17 – Global stockholders will receive based on the exchange ratio and W. P. Carey’s existing dividend rate will increase slightly. W. P. Carey currently expects to continue its current dividend practices following the merger. Transaction currently expected to close on or around October 31, 2018, subject to stockholder

CPA®:17 – Global’s Reasons for the Merger with W. P. Carey and the Charter Amendment include: The Potential Negative Factors and Risks of the Merger with W. P. Carey and the Charter Amendment include: • the merger provides liquidity to CPA®:17 – Global’s stockholders by delivering to them shares in a publicly traded company with a broad stockholder base, and with no lock-ups or other restrictions on transfer; based on the range of W. P. Carey’s closing stock prices during the period from June 15, 2018 (the last trading day prior to the announcement of the merger) through August 22, 2018, the exchange ratio represents a per share merger consideration value ranging from a low of $10.34 to a high of $10.87, implying a premium of 3% to 8%, respectively, to CPA®:17 – Global’s estimated NAV of $10.04 per share as of December 31, 2017; the dividend that CPA®:17 – Global stockholders will receive based on the exchange ratio and W. P. Carey’s existing dividend rate will increase slightly and the improved payout ratio will result in dividends of a higher quality, which may lead to greater divi-dend growth over time; as a result of its larger size and enhanced balance sheet, the combined company is expected to have greater operating and financial flexibility and better access to capital markets with a lower cost of capital than CPA®:17 – Global on a standalone basis; and the Charter Amendment will permit the merger to occur without having to comply with the procedural and substantive require-ments of the CPA®:17 – Global Charter applicable to ‘‘Roll-Up Transactions,’’ which the CPA®:17 – Global Board of Directors and the CPA®:17 – Global Special Committee believe are impractical. • the average lease maturity of the combined company’s portfolio will be approximately 10.4 years, which is lower than CPA®:17 – Global’s current average lease maturity of 11.5 years and may increase risks related to re-leasing or dispositions; the challenges inherent in the combination of two business enterprises that are the size of CPA®:17 – Global and W. P. Carey and the risks and costs to CPA®:17 – Global if the merger does not close; the possibility that the transaction with W. P. Carey will not be completed or may be delayed, and the possible adverse effects on the future liquidity options for CPA®:17 – Global that might result if the proposed transaction with W. P. Carey were announced and not completed; the risk that a different liquidity alternative or a decision not to enter into a current liquidity transaction could ultimately have been more beneficial to CPA®:17 – Global stockholders than the proposed transaction with W. P. Carey; and if the CPA®:17 – Global stockholders approve the Charter Amendment, the consummation of the merger will be excluded from the procedural and substantive provisions of the CPA®:17 – Global Charter applicable to “Roll-Up Transactions.” • • • • • • • • CPA®:17 – Global Has Generated Strong Returns for Investors 1 Reflects distributions declared through June 2018. Data is based on a $10.00 per share public offering price. 2 Based on the range of W. P. Carey’s closing stock prices during the period from June 15, 2018 through August 22, 2018. The actual value of the merger consideration may be higher or lower. 3 Assumes initial investment made at inception. 4 www.cpa17global.com Original offering price per share $10.00 Total per share cash distributions since inception1 $6.70 $10.34 - $10.87 Total per share merger consideration2 Total return per original $10.00 purchase price3 $17.04 - $17.57 Total return as % of original investment 170% - 176%

The Combined Company: A Highly Diversified Portfolio



Properties
W. P. Carey
CPA®:17 – Global
Geographic Presence
W. P. Carey
CPA®:17 – Global
Both Companies

	W. P. Carey	CPA®:17 – Global	Combined Company
Number of Properties[4]	878	411	1,151
Number of Tenants[4]	208	114	302
Square Footage	87 million	44 million	131 million
Annualized Based Rent[5]	$693 million	$371 million	$1.1 billion
Weighted Average Lease Term[6]	10.0 years	11.3 years	10.4 years
Occupancy	99.6%	99.7%	99.7%
% of Investment Grade Tenants[6]	27.5%	31.1%	28.7%
Top 10 Tenant Concentration[6]	31.4%	41.3%	24.8%
CPI-based / Fixed Rental increases[6]	95.2%	98.0%	96.2%

Portfolio metrics as of June 30, 2018 for net lease properties only. Excludes operating properties and other real estate investments.

4 Combined pro forma metric consolidates existing joint ventures between W. P. Carey and CPA®:17 – Global and will not reflect the summation of standalone companies.

5 Annualized Base Rent ("ABR") represents contractual minimum annualized base rent for our net leased properties, net of receivable reserves as determined by GAAP, and reflects exchange rates as of June 30, 2018. If there is a rent abatement, we annualize the first monthly contractual base rent following the free rent period. ABR is not applicable to operating properties and is presented on a pro rata basis.

6 ABR as of June 30, 2018.

5

Questions and Answers The following questions and answers address some frequently asked questions about the merger, the Charter Amendment and the special meeting of stockholders of CPA®:17 – Global. Q. What will a CPA®:17 – Global stockholder receive in the merger? A. A CPA®:17 – Global stockholder will receive 0.160 shares of W. P. Carey common stock for each share of CPA®:17 – Global common stock they own. For example, a CPA®:17 – Global stockholder who owns 1,000 shares of CPA®:17 – Global common stock will receive 160 shares of W. P. Carey common stock in the merger. Q. When is the merger expected to be completed? A. W. P. Carey and CPA®:17 – Global currently expect to complete the merger on or around October 31, 2018; however, there can be no assurance as to when, or if, the merger will be completed. to roll-up transactions , which the CPA®:17 – Global Board of Directors and the CPA®:17 – Global Special Committee believe are impractical. Q. What do I need to do now? A. You should carefully read and consider the information contained in the Joint Proxy Statement/Prospectus, including its annexes and the information incorporated by reference into it. It contains important information about the factors that the board of directors of each of W. P. Carey and CPA®:17 – Global considered in evaluating whether to vote to approve the proposed merger. How to vote: Q. If my shares of CPA®:17 – Global common stock are held in a broker-controlled account by my broker, will my broker vote my shares of CPA®:17 – Global common stock for me? A. You should follow the directions provided by your broker on your voting instruction form. It is important to note that your broker may not vote your shares of CPA®:17 – Global common stock if you do not provide instructions on how you would like your shares to be voted at the special meeting. Q. Once I have voted, can I change my vote? A. Yes. You can change your vote at any time before your shares are voted at the special meeting. You can revoke your proxy in four ways: • • • By telephone: 1-800-690-6903 By internet: www.proxyvote.com By mail: please sign and date the accompanying proxy card and return it in the enclosed postage paid return envelope Q. What vote is required to approve the merger and the Charter Amendment? A. The affirmative vote of at least a majority of the outstanding CPA®:17 – Global common stock, excluding shares held by the advisor and other related parties, is required to approve the merger and the Charter Amendment. The affirmative vote of at least a majority of all the votes cast by holders of the outstanding W. P. Carey common stock is required to approve the issuance of shares of W. P. Carey common stock in connection with the merger. • notify the corporate secretary of CPA®:17 – Global in writing; mail a new proxy card dated after the date of the proxy you wish to revoke; submit a letter-dated proxy by telephone or over the Internet by following the instructions on your proxy card; or attend the special meeting and vote your shares in person. Merely attending the special meeting will not constitute revocation of your proxy. If your shares of CPA®:17 – Global common stock are held through a broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote. If your shares of CPA®:17 – Global common stock are held through a broker-controlled account, you should receive a separate voting instruction form with the Joint Proxy Statement/Prospectus. Your vote must be received by October 28, 2018 if you do not plan on attending the special meeting. The Board of Directors of CPA®:17 – Global recommends voting FOR the proposed merger. • • • Q. Why does the CPA®:17 – Global charter need to be amended in order to complete the merger with W. P. Carey? A. In the CPA®:17 – Global charter, a merger involving the issuance of securities of a ‘‘Roll-Up Entity’’ is a roll-up transaction. The Charter Amendment would exclude from the definition of roll-up transaction a merger involving the issuance of securities of any entity, such as the common stock of W. P. Carey, that have been listed on a national securities exchange for at least 12 months. The Charter Amendment will have the effect of excluding the merger from the substantive and procedural provisions of the charter applicable Q. When and where is the special meeting? A. The special meeting of the CPA®:17 – Global stockholders will be held at 3:00 p.m. Eastern Time, on October 29, 2018 at the offices of DLA Piper LLP (US) 1251 Avenue of the Americas 27th Floor New York, New York 10020-1104 Q. Once the merger has been completed, do CPA®:17 – Global stockholders have to do anything to receive their shares of W. P. Carey common stock? A. No. Following the completion of the merger, W. P. Carey will direct a third party transfer agent to record the issuance of the shares of W. P. Carey common stock to the holders of CPA®:17 – Global common stock on its stock records. W. P. Carey will issue shares of W. P. Carey common stock to holders of CPA®:17 – Global stock in 6 www.cpa17global.com uncertified book-entry form. No physical stock certificates representing the shares of W. P. Carey common stock will be delivered. If the shares of W. P. Carey common stock received in the merger are registered in a broker-controlled or custodial account, the broker or custodian may plan to automatically initiate a transfer of the W. P. Carey shares into the stockholder’s brokerage account. Q. Will CPA®:17 – Global stockholders who participated in CPA®:17 – Global’s distribution reinvestment and stock purchase plan immediately prior to its suspension automatically participate in W. P. Carey’s distribution reinvestment and stock purchase plan (the “W. P. Carey DRIP”)? A. No. Each CPA®:17 – Global stockholder who desires to take part in the W. P. Carey DRIP following completion of the merger will need to enroll in the W. P. Carey DRIP. Stockholders should contact W. P. Carey’s Investor Relations department at 1-800-WP CAREY. the capital gains or losses recognized will be treated as long-term capital gains or losses. Q. How will the merger affect the tax basis for holders of CPA®:17 – Global common stock? A. The aggregate adjusted tax basis of the W. P. Carey common stock received in the merger will be the same as the aggregate tax basis of the CPA®:17 – Global shares held by such stockholder. A holder of the CPA®:17 – Global common stock who received cash in lieu of fractional shares of W. P. Carey common stock will generally be treated as having received the cash in redemption of the fractional share interest. Q. What is the expected ongoing annualized distribution rate for a CPA®:17 – Global stockholder based on an original investment of $10.00 per share of CPA®:17 common stock? A. CPA®:17 – Global stockholders currently receive an annualized distribution rate equivalent to 6.50% on an original invest-ment of $10.00 per share. Following the merger, CPA®:17 – Global stockholders who hold their W. P. Carey shares will be entitled to receive future dividends paid by W. P. Carey. Based on W. P. Carey’s current annualized distribution rate and the exchange ratio, each holder of CPA®:17 – Global common stock is expected to receive an annualized distribution rate equivalent to 6.53% on an original investment of $10.00 per share of CPA®:17 – Global common stock. Q. Will holders of CPA®:17 – Global common stock have to pay federal income taxes as a result of the merger? A. The exchange of W. P. Carey common stock for shares of CPA®:17 – Global in the merger should not create a recognizable gain or loss for federal income tax purposes. Capital gains or losses will be deferred until the shares of W. P. Carey common stock received in the merger are sold. If the shares of W. P. Carey common stock were held for more than one year, including the period of the CPA®:17 – Global common stock exchanged in the merger, Q. Who can help answer my questions? A. If you have more questions about the merger or the Charter Amendment, please contact: CPA®:17 – Global Investor Relations Department Telephone: 1-800-WP CAREY Email: IR@wpcarey.com or Broadridge Investor Communications Solutions, Inc. Telephone: 1-877-777-4270 Cautionary Statement Concerning Forward-Looking Statements: Certain of the matters discussed in this brochure constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regard-ing intent, belief or expectations and can be identified by the use of words such as “may,” “will,” “should,” “would,” “assume,” “outlook,” “seek,” “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate” “forecast,” and other comparable terms. These forward-looking statements include, but are not limited to, statements regarding the benefits of the proposed merger, the financial position and capitalization of the combined company and the expected timing of completion of the merger. These state-ments are based on current expectations and actual results could be materially different from those projected in such forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Discussions of some of these important factors and assumptions are contained the Joint Proxy Statement/Prospectus and in W. P. Carey’s and CPA®:17 – Global’s filings with the SEC which are available at the SEC’s web-site at http://www.sec.gov, including: Risk Factors in the Joint Proxy Statement/Prospectus, each company’s Annual Report on Form 10-K for the year ended December 31, 2017 and subsequent periodic reports filed with the SEC. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except as required under the federal securities laws and the rules and regulations of the SEC, W. P. Carey and CPA®:17 – Global do not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events. Additional Information and Where to Find It: This brochure shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of the Joint Proxy Statement/Prospectus. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY CPA®:17 – GLOBAL AND W. P. CAREY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT W. P. CAREY, CPA®:17 – GLOBAL AND THE PROPOSED MERGER AND CHARTER AMENDMENT. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR EN-TIRETY. Investors are able to obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (http://www. sec.gov). In addition, these materials are available free of charge by accessing W. P. Carey’s website (http://www.wpcarey.com) or by accessing CPA®:17 – Global’s website (http://www.cpa17global. com). Investors may also read and copy any reports, statements and other information filed by W. P. Carey or CPA®:17 – Global, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. Participants in the Proxy Solicitation: Information regarding W. P. Carey’s directors and executive officers is available in its proxy statement filed with the SEC by W. P. Carey on April 3, 2018 in connection with its 2018 annual meeting of stockholders, and information regarding CPA®:17 – Global’s directors and executive officers is available in its proxy statement filed with the SEC by CPA®:17 – Global on April 20, 2018 in connection with its 2018 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Joint Proxy Statement/Prospectus and other relevant materials filed by W. P. Carey on August 28, 2018, and other relevant materials filed with the SEC. September 2018 7

How to Vote If you do not vote, the effect will be the same as voting against the merger and the Charter Amendment. BY TELEPHONE Call toll free 1-800-690-6903 There is no charge for this call; please have your proxy card in hand. BY INTERNET 1. Go to www.proxyvote.com 2. Please have your proxy card available 3. Follow the simple instructions BY MAIL Please sign and date the accompanying proxy card and return it in the enclosed postage paid return envelope. If you sign and return the proxy card without indicating your choices, you will have been deemed to have voted in favor of the merger and the Charter Amendment. BY ATTENDING THE SPECIAL MEETING The special meeting of CPA®:17 – Global stockholders will be held at 3:00 p.m. ET on October 29, 2018 at the offices of DLA Piper LLC (US) 1251 Avenue of the Americas 27th Floor New York, New York 10020 If you have any questions or need assistance in completing your proxy card, please call Broadridge Investor Communications Solutions, Inc. at 1-877-777-4270. Your vote must be received by October 28, 2018. YOUR VOTE IS IMPORTANT PLEASE ACT PROMPTLY 8 www.cpa17global.com